SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Kenneth Cole Productions, Inc.

(Name of the Issuer)

Kenneth Cole Productions, Inc. KCP Holdco, Inc. KCP Mergerco, Inc. Kenneth D. Cole KMC Partners L.P. Robyn Transport,

as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust, and as Special Fund Trustee of the Kenneth Cole Foundation

Cole Family Holdco, LLC KCP Acquisitions, Inc.

(Names of Person(s) Filing Statement)

Class A common stock, par value $.01 per share

(Title of Class of Securities)

193294105

(CUSIP Number of Class of Securities)

Kenneth Cole Productions, Inc. c/o Michael Colosi 603 West 50th Street New York, NY 10019 (212) 265-1500	Kenneth D. Cole c/o Kenneth Cole Productions, Inc. 603 West 50th Street New York, NY 10019 (212) 265-1500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Attn: Joseph W. Armbrust, Esq. (212) 839-5300	Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attn: Adam M. Turtletaub, Esq. (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$160,320,229.48	$18,372.70

*	The filing fee of $18,372.70 was determined by multiplying 0.00011460 by the aggregate merger consideration of $160,320,229.48. The aggregate merger consideration was calculated based on the sum of (i) 9,987,974 outstanding shares of Class A Common Stock as of June 25, 2012 to be acquired pursuant to the merger multiplied by the merger consideration of $15.25 per share, (ii) 409,149 shares of Class A Common Stock underlying certain stock-based awards (other than options to purchase shares of Class A Common Stock) outstanding as of June 25, 2012 to be cancelled pursuant to the merger in exchange for the right to receive cash payments in an aggregate amount equal to 409,149 multiplied by the merger consideration of $15.25 per share and (iii) (A) 1,031,067 outstanding shares of Class A Common Stock underlying outstanding options as of June 25, 2012 to be acquired pursuant to the merger with an exercise price of $15.25 or less multiplied by (B) the excess of the merger consideration of $15.25 per share over the weighted average exercise price of $12.06.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,372.70	Filing Party:	Kenneth Cole Productions, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	June 29, 2012

Introduction

This Amendment No. 3 (this “Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Kenneth Cole Productions, Inc. (the “Company”), a New York corporation and the issuer of the shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) KCP Holdco, Inc. (“Parent”), a Delaware corporation; (iii) KCP Mergerco, Inc. (“Merger Sub”), a New York corporation and wholly owned subsidiary of Parent; (iv) Kenneth D. Cole, Chairman and Chief Creative Officer of the Company; (v) KMC Partners, L.P., a Delaware limited partnership; (vi) Robyn S. Transport, as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “Robyn S. Transport as Trustee of the Family Trust u/a/d 4/26/10”), the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC July 2010 GRAT u/a/d 7/12/10”), the 2009 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC 2009 GRAT u/a/d 2/2/09”), the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust (officially known as “KDC 2009 Family GRAT u/a/d 2/2/09”) and the Kenneth Cole 1994 Charitable Remainder Trust (officially known as “Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94”), and as Special Fund Trustee of the Kenneth Cole Foundation; (vii) Cole Family Holdco, LLC, a Delaware limited liability company; and (viii) KCP Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of Parent.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 6, 2012 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing its corporate existence under New York law as the surviving corporation in the Merger.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The information concerning the Company contained in this Transaction Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Transaction Statement was supplied by such Filing Person.

Item 15.	Additional Information

On September 24, 2012, at a special meeting of the stockholders of the Company, the stockholders of the Company voted to adopt the Merger Agreement.

On September 25, 2012, the Company filed a Certificate of Merger with the Secretary of State of the State of New York, pursuant to which the Merger became effective. Upon the Merger, each issued and outstanding share of Class A Common Stock, other than shares owned by the Company, Parent, Merger Sub and the other Filing Persons, converted into the right to receive $15.25 in cash, without interest and less any required withholding taxes.

As a result of the Merger, the Class A Common Stock ceased to trade on the New York Stock Exchange (“NYSE”) prior to the opening of trading on September 26, 2012 and became eligible for delisting from NYSE and termination of registration pursuant to Rules 12(g)-4(a)(1) and 12(h)-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16.	Exhibits

(a) (1) Proxy Statement of Kenneth Cole Productions, Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 24, 2012 and incorporated herein by reference (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated June 6, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(a) (6) Limited Liability Company Agreement of Cole Family Holdco, LLC, dated as of May 1, 2012. **

(a) (7) Agreement of Limited Partnership for KMC Partners, L.P., dated November 5, 1999 (filed as Exhibit 99.5 to Mr. Cole’s Amendment to Schedule 13D, filed February 24, 2012 and incorporated herein by reference).

(a) (8) Limited Liability Company Agreement for KMC Partners, LLC, dated November 5, 1999 (filed as Exhibit 99.6 to Mr. Cole’s Amendment to Schedule 13D, filed February 24, 2012 and incorporated herein by reference).

(b) (1) Debt Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc., Wells Fargo Bank, National Association, Wells Fargo Capital Finance, LLC, 1903 Onshore Funding, LLC and Special Value Continuation Partners, LP (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(b) (2) Equity Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc. and Marlin Equities VII, LLC (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(b) (3) Equity Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC, Kenneth D. Cole, KMC Partners, L.P. and Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(c) (1) Opinion, dated June 5, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Preliminary discussion materials, dated May 22, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated provided to the Special Committee of the Board of Directors of the Company. *

(c) (3) Presentation, dated June 5, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company. *

(c) (4) Report, dated March 27, 2012, from Ernst & Young LLP to Sidley Austin LLP and the Special Committee of the Board of Directors of the Company. ***

(d) (1) Agreement and Plan of Merger, dated as of June 6, 2012, between Kenneth Cole Productions, Inc., KCP Holdco, Inc., and KCP Mergerco, Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(d) (2) Voting Agreement, dated as of June 6, 2012, by and among KMC Partners L.P., Kenneth D. Cole, Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09, Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94, and as Special Fund Trustee of the Kenneth Cole Foundation, and Kenneth Cole Productions, Inc. (incorporated herein by reference to Annex D to the Proxy Statement).

(d) (3) Rollover Agreement, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC, Kenneth D. Cole, KMC Partners, L.P. and Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94 (incorporated herein by reference to Annex E to the Proxy Statement).

(d) (4) Exchange Agreement, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC and KCP Acquisitions, Inc. (incorporated herein by reference to Annex F to the Proxy Statement).

(d) (5) Limited Guarantee, dated June 6, 2012, between Kenneth Cole Productions, Inc. and Kenneth D. Cole (incorporated herein by reference to Annex C to the Proxy Statement).

(f) Not applicable.

(g) None.

* Previously filed on June 29, 2012.

**Previously filed on July 31, 2012.

***Previously filed on August 24, 2012.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 26, 2012

KENNETH COLE PRODUCTIONS, INC.

By:	/s/ Paul Blum
Name:	Paul Blum
Title:	Chief Executive Officer

KCP HOLDCO, INC.

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	President and Chief Executive Officer

KCP MERGERCO, INC.

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	President and Chief Executive Officer

/s/ Kenneth D. Cole
KENNETH D. COLE

KMC PARTNERS L.P.
By:	KMC Partners LLC, its general partner

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	Managing Member

/s/ Robyn S. Transport
Robyn S. Transport, as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94, and as Special Fund Trustee of the Kenneth Cole Foundation

COLE FAMILY HOLDCO, LLC

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	Manager

KCP ACQUISITIONS, INC.

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	President and Chief Executive Officer